UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     BlueStar Leasing, Inc.
         (Name of Small Business Issuer in its charter)

            Nevada                           88-0485488
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)

 500 N Rainbow Blvd, Ste 300,                  89107
         Las Vegas, NV
(Address of principal executive             (zip code)
           offices)

Issuer's telephone number:    (206) 612-4399

Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered



Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 6,250,000 issued and outstanding as of August 31, 2001.

Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, none issued and outstanding as of August 31, 2001.


PAGE-1-


                        TABLE OF CONTENTS

Part I                                                            3

 Item 1. Description of Business                                  3

 Item 2. Management's Analysis of Financial Condition and Plan of
         Operation                                                7

 Item 3. Description of Property                                  8

 Item 4. Security Ownership of Certain Beneficial Owners and
         Management                                               8

 Item 5. Directors and Executive Officers, Promoters and Control
         Persons                                                  9

 Item 6. Executive Compensation                                  10

 Item 7. Certain Relationships and Related Transactions          11

 Item 8. Description of Securities                               11

Part II                                                          13

 Item 1. Market Price of and Dividends on the Registrant's Common
         Equity and Related Stockholder Matters                  13

 Item 2. Legal Proceedings                                       13

 Item 3. Changes in and Disagreements with Accountants           13

 Item 4. Recent Sale of Unregistered Securities                  13

 Item 5. Indemnification of Directors and Officers               14

Part F/S                                                         17

Part III                                                         29

 Item 1. Index to Exhibits                                       29

 Item 2. Description of Exhibits                                 29

SIGNATURES                                                       30


PAGE-2-


Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;

  2.   Our ability to generate customer demand for our services;

  3.   The intensity of competition; and

  4.   General economic conditions.

  All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As the Company has not registered its securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to the Company.

                             Part I

  We are filing this Form 10-SB on a voluntary basis to:

1. Provide current, public information to the investment community;

2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

3. Comply with prerequisites for listing of our securities on the OTCBBr.

Item 1.   Description of Business

A.Business Development


PAGE-3-


  We were formed as a Nevada Corporation on January 31, 2001, under the name BlueStar Leasing, Inc. Our articles of incorporation authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at par value. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the SEC. Obtaining a fully reporting status is a necessary step to have our stock listed on the OTCBBr in the future. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

  We are a development stage company that intends to provide equipment financing for small and medium-sized businesses. Our goal is to originate financing for products that typically have limited distribution channels and high marketing and advertising costs with a selling price of less than $250,000, considered "micro-ticket" items.

  We do not intend to underwrite leases. We seek to develop relationships with equipment manufacturers and distributors, through whom we desire to originate leases as the preferred method of financing equipment sales. Although we expect the bulk of our business to be generated from manufacturers and distributors, we also intend to obtain referrals from financial institutions. Our operations have been limited to developmental operations, and as such, we do not yet have relationships with the aforementioned types of businesses.

  Our startup and development activities include the following:

  1.   Organizing and incorporating our Company in Nevada,

  2.   Completing an offering of equity securities,

  3. Developing implementing the corporate accounting control systems,

  4.   Evaluating potential management and

  5. Seeking to establish relationships with equipment manufacturers and distributors.

  The  Company's  executive  offices are  located  at  500  North
Rainbow  Blvd, Suite 300, Las Vegas, NV 89107, phone: (425)  487-
4390.

  The Company's fiscal year end is December 31.

B.Business of Issuer

(1)    Principal Products and Services and Principal Markets

  The equipment financing industry in the United States includes a wide range of entities that provide funding for the purchase of equipment. Just a few years ago, few small-business owners used leasing as a tool to expand their capital base. Considered micro-ticket, equipment often required by small- and medium-sized businesses can cost as much as $250,000. Few businesses have cash on hand to purchase this type of equipment outright. It was usually large, Fortune 500-type companies that accounted for the lion's share of activity in the leasing industry. Today, leasing is a viable alternative to procure equipment needed for growth in any size and type of business.


PAGE-4-


  BlueStar Leasing's objective is to assist small- and medium-sized businesses obtain financing for equipment purchases. We intend to develop relationships with equipment manufacturers, dealers and retailers, as well as financial institutions, to negotiate originate leases for our clients. We are a small company with a limited operating history. We have yet to generate revenues, and we cannot guarantee you that we will by able to do so, in light of the risks associated with the leasing services we provide. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to cost-effectively provide our services, competition, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to address these risks could limit our ability to generate sales to meet our financial obligations.

(2)    Distribution Methods of the Products or Services

  Our strategy is to establish a base of operations, generate repeat business and to establish recognition and acceptance of our business. Our strategy includes the following key elements:

  1. Introducing financing products that attract and satisfy clients,

  2.   Forming strategic alliances and

  3.   Building our brand equity.

Introducing financing products to attract and satisfy clients

  The high cost of purchasing and operating business equipment is a burden for small- and medium-sized businesses. These companies typically have difficulty obtaining, much less allocating, working capital. BSL intends to provide business owners the ability to finance needed equipment. We believe a gap exists in the market for leasing options to businesses without ideal credit ratings. Our goal is to partner with equipment manufacturers and their distribution chain to finance the business owner who would otherwise be unable to obtain the equipment needed to grow.

Forming strategic alliances

  We will pursue strategic alliances with equipment manufacturers, distributors and retailers who have established operations and expertise. We also intend to develop relationships with financial institutions that could provide added contacts, experience and financing products. We believe that these joint venture relationships, if successful, will allow us to gain additional insight, expertise and penetration in markets where joint venture partners already operate, and may increase our revenue and income growth. We have not signed any specific joint venture agreements, and we cannot guarantee you that any agreements will be affected, or if affected, will be successful.

Building our brand equity

  We believe that building awareness of the BlueStar Leasing brand is important in establishing a customer base. We intend to aggressively market and advertise to foster brand recognition. With appropriate networking, advertising and marketing, we plan to put our Company in a position to attract clients. We cannot assure you that we will be successful in attracting and subsequently retaining customers. If we fail to attract and retain customers, we would be unable to generate revenues to support continuing operations.


PAGE-5-


  We plan to utilize print and other mass media advertising to expand brand awareness when we become cash flow positive, of which there can be no guarantee. We expect that we may advertise in regional or local newspapers and radio, which will serve to generate brand-name recognition. Radio advertising can be effective, but is also expensive. Therefore, in order to optimize money spent on radio, we will concentrate on those stations that target small- and medium-sized business owners and employees. We expect to maintain a modest advertising presence in local newspapers.

(4)      Competitive   Business  Conditions  and   the   Issuer's
  Competitive Position

  We operate in a highly competitive market and compete with a variety of organizations that offer services similar to those we offer. The key to surviving in our market is to be able to generate a sustained volume of quality leasing opportunities. We will attempt to originate the transactions, and intend to focus on having the ability to close such transactions. We will accomplish this through the relationships we intend on developing with equipment vendors. As banks and bank-owned leasing companies continue to tighten their credit criteria, we will create a market for businesses that are just no longer a "fit" for regulated lenders.

  We will compete for customers with a number of national, regional and local banks and finance companies. Our competitors will also include equipment manufacturers that lease or finance the sale of their own products. While the market for micro-ticket financing has traditionally been fragmented, we could also be faced with competition from small- or large-ticket leasing companies that could use their expertise in those markets to enter and compete in the micro-ticket financing market. Our competitors in some instances will be larger, more established companies, some of which may possess substantially greater financial, marketing and operational resources than we do, including a lower cost of funds and access to capital markets and to other funding sources which may be unavailable to us. To the extent we lose clients to our competitors, our future operating performance could be materially and adversely affected.

(8)    Government Approval of Principal Products or Services

  The primary regulations that may impact our activities under our current plan consist of the maximum interest rate that we may charge customers and our right to repossess and sell collateral. We may also be subject to examination by federal and state regulatory authorities with respect to originating, processing, underwriting, selling and servicing loans. In addition, aspects of our business might be subject to extensive federal and state regulation under, including but not limited to the Truth-in-Lending Act; the Equal Credit Opportunity Act; the Home Mortgage Disclosure Act; the Community Reinvestment Act; the Electronic Funds Transfer Act; the Real Estate Settlement Practices Act; and the Fair Credit Reporting Act.

(9)    Effect of Existing or Probable Government Regulations

  We  believe  that  we will be able to comply  in  all  material
respects with any applicable governing laws and regulations.   We
are not aware of any probable government regulations that may adversely affect our business.

(12)   Employees

  We   presently  have  2  employees.   Our  employees  are   not
represented by a collective bargaining agreement, and we believe that our relations with our employees are good.

C.Reports to Security Holders


PAGE-6-


(1)  Annual Reports

  Although  BSL  has  not  been required  to  do  so,  we  intend
voluntarily to deliver annual reports to security holders.   Such
annual reports will include audited financial statements.

(2)  Periodic Reports with the SEC

  As of the date of this Registration Statement, we have not been filing periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, BSL will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3)  Availability of Filings

  You may read and copy any materials BlueStar Leasing files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 2.Management's Analysis of Financial Condition and  Plan  of
       Operation

A.Plan of Operation

  Since our inception on January 31, 2001 through August 31, 2001, we incurred a net loss of $57,490. Our efforts have focused primarily on the development of our plan of operations, implementing our initial business strategy and raising working capital through equity financing. To fund fiscal 2001 operations, we believe our current financial resources and ability to generate revenues will be adequate to provide for our working capital needs through December 2001. However, our management expects the need to raise additional capital via a public or private offering of equity or debt securities to fund fiscal year 2002 operations. There are no preliminary loan agreements or understandings between us, our officers, directors or affiliates or lending institutions. We have no arrangements or commitments for accounts and accounts receivable financing. We cannot assure you that any such financing can be obtainer or, if obtained, that it will be on reasonable terms.

  Our priorities for the next 12 months of operations are:

  1.   Executing our business plan,

  2.   Maintaining relatively low overhead costs and

  3.   Developing strategic relationships.

  Execute our business plan - We have not implemented our planned principal operations. As such, our business has been limited to organizational activities such as the incorporation of our company in Nevada, developing a business plan and attracting initial funding through sales of our common equity. Within the next 12 months, we intend to begin introducing financing options for small- to medium-sized business to purchase costly equipment. To carry out our business plan, our management plans to negotiate with financial institutions and equipment manufacturers, dealers and retailers to establish the infrastructure for lease transactions.


PAGE-7-


  Maintain low overhead - Our working capital is sufficient to sustain our operations through the end of this year. However, to ensure we do not exhaust our resources, we must maintain low overhead costs. We do not expect to purchase any significant property, plant or equipment, nor do we expect any significant changes in the number of employees on staff over the next approximately 12 months. Additionally, we do not expect to conduct any research and development over the same period. However, there can be no assurance that our operations will not require any of the foregoing. In addition, our management has declined to receive salary in an effort to minimize cash outflows, until such time that BSL is generating positive income and cash flows, although there can be no assurance that we will ever do so.

  Develop strategic relationships - We believe that cultivating relationships with entities and individuals is a necessary part of our business operations and may potentially provide us access to new sales leads or penetration into markets where we do not currently operate. We intend to seek strategic ventures or relationships to broaden our operations. Potential opportunities arise infrequently, and our management has no policy dictating procedures for entering into such relationships and intends to evaluate each on a case-by-case basis. We have not entered into any such relationships not already disclosed in this registration statement.

Item 3.   Description of Property

A.Description of Property

  Our principal offices are located at 500 North Rainbow Blvd, Suite 300, Las Vegas, NV 89107, telephone: (425) 487-4390. We are leasing the office space pursuant to an agreement that expires in January 2002. The agreement is subject to automatic annual renewal unless explicitly terminated by the parties. The monthly lease payment is approximately $60. We believe that this arrangement is suitable given the limited nature of our current operations, and also believe that we will not need to lease additional administrative offices in the next six to 12 months. There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use.

B.Investment Policies

  Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item  4.    Security Ownership of Certain Beneficial  Owners  and
Management

A.Security Ownership of Certain Beneficial Owners and Management

  The  following table sets forth as of August 31,  2001  certain information  regarding  the beneficial ownership  of  our  common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and


PAGE-8-


  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

 TITLE OF           NAME AND ADDRESS           AMOUNT AND   % OF
  CLASS           OF BENEFICIAL OWNER          NATURE OF    CLASS
                                               BENEFICIAL
                                                 OWNER
------------------------------------------------------------------
Common     Christopher R. Secreto,             1,875,000    41.35
Stock      President, CEO and Director(1)                     %

Common     Ronald A. Davis, Treasurer,         1,875,000    15.10
Stock      Secretary and Director(1)                          %
------------------------------------------------------------------
Common     Officers and Directors as a Group   2,567,000    71.55
Stock                                                         %

Footnotes:

(1) The address of officers and directors in the table is c/o
    BlueStar Leasing, Inc., 500 North Rainbow Blvd, Suite 300, Las Vegas, NV 89107.

B.Change in Control

  No arrangements exist that may result in a change of control of BSL.

Item 5.   Directors and Executive Officers, Promoters and Control
Persons

A. Directors, Executive Officers and Significant Employees

  The   following  table  sets  forth  certain  information  with
respect to each of our executive officers or directors.


     NAME      AGE        POSITION          DIRECTOR SINCE   TERM
-----------------------------------------------------------------
Christopher R.  39  CEO, President and     January 31, 2001   1
Secreto             Director                                year(1)

Ronald A.       56  Treasurer, Secretary   January 31, 2001   1
Davis               and Director                            year(1)

T. Ross Reida   42  Director               January 31, 2001   1
                                                            year(1)


Footnotes:

(1) Directors hold office for one year or until a successor or successors are elected and appointed.

  Christopher R. Secreto, CEO, President and Director, has been President of Newport Advisors, Inc. and its predecessor since 1995. Through Newport Advisors, Inc., a merchant and investment banking boutique engaged in raising capital for small and midsize public and private companies, Mr. Secreto


PAGE-9-


advises companies  on
mergers and acquisitions, asset sales and divestitures, balance sheet restructuring, and public market awareness. For five years, Mr. Secreto worked as a portfolio manager and trader for a $100 million hedge fund dedicated to private equity investments and open market securities trading. During his tenure, the fund completed in excess of 100 private equity investments. Mr. Secreto was also a financial analyst at a major industrial company and began his financial career as a financial consultant at Merrill Lynch. He holds a Bachelor's of Arts in Business Administration with an emphasis on marketing and finance.

  Ronald A. Davis, Treasurer, Secretary and Director, was the Chief Executive Officer for Caffe Diva from 1996 until 2000.
Prior to that, he was a business consultant specializing in financial advisory services to startup and early stage companies. His extensive experience in real estate development (where he developed multi-million dollar projects) has been invaluable in implementing the Company's expansion plans. Prior to joining the Company, he held positions with Goldman Sachs & Dean Witter & Co. He earned a Bachelor's of Science Degree in Management and a Master's of Business Administration from the University of Southern California.

  T. Ross Reida, Director, Since February 1996, Mr. Reida has been a principal of Advantage Equipment Leasing, LLC, an equipment leasing brokerage firm. Mr. Reida is principally responsible for origination, documenting, closing and brokering lease transactions. Through Advantage, Mr. Reida has developed and presently maintains relationships with a variety of national lenders.

Item 6.   Executive Compensation

A.Remuneration  of Directors, Executive Officers and  Significant
  Employees

  We do not have employment agreements with our executive officers. We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity. We plan to have these agreements completed by the beginning of the next year. We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. In the meanwhile, none of our executive officers have been drawing salaries since they were appointed to their positions.

                   Summary Compensation Table

                   Annual                 Long-Term Compensation
                Compensation
               --------------           ---------------------------
  Name and     Year  Sa  Bonus  Other     Restr   Securi  LTIP   All
  Principal          la   ($)   Annual    icted   ties    Payo   Other
  Position           ry         Compen-   Stock   Underl  uts    Compen-
                     ($)        sation    Awards  ying    ($)    sation
                                ($)      ($)     Options         ($)
                                                  (#)


 Christopher   2001   0    0      0         0       0       0      0
 R. Secreto
 President,
   CEO and
  Director

  Ronald A.    2001   0    0      0         0       0       0      0
    Davis
 Treasurer,
Secretary and
  Director

   T. Ross     2001   0    0      0         0       0       0      0
   Reida,
  Director



PAGE-10-


Compensation of Directors

  There were no arrangements pursuant to which any director was compensated for the period from January 31, 2001 to August 31, 2001, for services provided as a director.

Item 7.   Certain Relationships and Related Transactions

On January 31, 2001, BSL issued 3,073,000 shares of $0.001 par value common stock to its two founding shareholders, Messrs. Secreto and Davis, in exchange for fees associated with services to be rendered in the amount of $50,000. Shares were issued in accordance with Section 4(2) of the Securities Act of 1933. The services to be provided consist of consulting services, development of a business plan and establishing of our organization and infrastructure.

On January 31, 2001, the Company issued 250,000 shares of $0.001 par value common stock to Stephen Brock, in exchange for services to be rendered in the amount of $37,500. The shares were issued in accordance with Section 4(2) of the Securities Act of 1933. BlueStar Leasing, Inc. engaged Mr. Brock to provide consulting and document preparation services related to registration of the Company's Regulation D, Rule 504 offering in the State of Nevada and compliance with applicable regulatory provisions.

Please  refer  to  Part II, Item 4. Recent Sales of  Unregistered
Securities, on page 13, for additional information on the aforementioned transactions.

Item 8.   Description of Securities

  Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.001 per share and 5,000,000 shares of preferred stock, par value. As of August 31, 2001, we had 6,250,000 shares of common stock outstanding. To date, we have not issued preferred stock and have no plans, commitments or understandings to do so. The following summary about certain provisions of our common stock and preferred stock is not complete and is subject to the provisions of our "Articles of Incorporation" and bylaws.

Common Stock

  As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

  4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and


PAGE-11-


  5.   Your shares are fully paid and non-assessable.
     Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

  Although, we have not issued any preferred stock to date, nor have we developed the descriptive attributes of these preferred shares, we can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.

Warrants

  As a holder of our warrants:

  1. You may exercise warrants at any time after the vesting date and prior to the expiration date;

  2. The number and kind of securities purchasable and price to be paid upon exercise shall be adjusted in the event of certain circumstances as follows:

       a.   Reclassification or merger,
       b.   Subdivision or combination of shares,
       c.   Stock dividends and other distributions,
       d.   Adjustment of number of shares and
       e.   Conversation of shares; and

  3. You are not entitled to vote or receive dividends or be deemed the holder of common stock or any other securities, which may at any time, be issuable on the exercise hereof.

Nevada Anti-Takeover Provisions

  The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to BlueStar Leasing, Inc.
Section 78.438 of the Nevada law prohibits us from merging with or selling BSL or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the BSL shares, unless the transaction is approved by BSL's Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of BSL.


PAGE-12-


                             Part II

Item 1.Market for Common Equity and Related Stockholder Matters

A.Market Information

  Our common stock is not traded on any public market and there has been no trading market to date.

  There are no outstanding options or warrants to purchase, or securities convertible into, our common stock.

  There is currently no common stock that can be sold under  Rule
144 under the Securities Act of 1933, as amended, or that we have agreed to register for sale by the security holders.

  Our management has considered a potential offering of our common equity, which could have a material effect on the future market price of our common equity. However, there are no agreements or commitments to enact such an offering of securities at this time.

B.Holders

  As of August 31, 2001, we had approximately 87 shareholders of record.

C.Dividends

  To the date of this Registration Statement, we have not declared nor paid any dividends on our common stock.

  As of the date of this Registration Statement, we do not have a formal dividend policy.

Item 2.   Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.   Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.   Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

  On January 31, 2001, we issued 3,750,000 shares of our common stock with a par value of $0.001 per share to our founding shareholders. The shares were issued in exchange for cash totaling $11,016 and in exchange for prepaid expenses totaling $50,000. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. The purchasers are as follows:

                              Purchaser          Amount of Shares
                                                    Purchased
                         -------------------    -----------------
                         Christopher Secreto        1,875,000

                            Ronald Davis            1,875,000


PAGE-13-


  On January 31, 2001, we issued 250,000 shares of our par value common stock to one sophisticated purchaser, Stephen Brock. The shares were issued in exchange for services to be rendered in the amount of $37,500. This stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended, and such shares are restricted pursuant to Rule 144 of the Act.

  On August 31, 2001, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada. We sold 2,250,000 shares of common stock, par value, at a price of $0.10 per share to approximately 78 unaffiliated shareholders of record, none of whom were or are our officers or directors, and six affiliated shareholders. The offering was sold for $225,000 in cash, of which, sales commissions totaling $22,250 were paid.

  On May 5, 2001, we were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of our offering of Common Stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. On August 31, 2001, we completed a public offering of shares of common stock made pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 2,250,000 shares of Common Stock to approximately 78 unaffiliated shareholders of record and six affiliated shareholders. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada. In addition, this offering was made on a best efforts basis. The aggregate offering price for the offering closed on August 31, 2001 was $225,000, of which approximately $202,750 was distributed to us and $22,250 was paid in sales commissions.

  At the time of the August 2001 offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the August 2001 offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan to provide interactive and media services, and continue to do so.

  There  have  been  no  other  issuances  of  common  stock   or
preferred stock.

Item 5.   Indemnification of Directors and Officers

  The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

  Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.


PAGE-14-


  The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

  The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

  The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


PAGE-15-


                            Part F/S

Item 1.     Financial Statements

The following documents are filed as part of this report:

a) BlueStar Leasing, Inc.                                      Page


  Chavez  &  Koch  Business  Consultants  &  Certified  Public  F-1
  Accountants, Limited

  Balance Sheets - Assets                                       F-2

  Balance Sheets - Liabilities and Stockholders' Equity         F-3

  Statements of Operations and Accumulated Deficit              F-4

  Statements of Changes in Stockholders' Equity                 F-5

  Statement of Cash Flows                                       F-6

  Notes to Financial Statements                                 F-7



PAGE-16-








                     BLUESTAR LEASING, INC.

                  (A DEVELOPMENT STAGE COMPANY)

                      FINANCIAL STATEMENTS

              AUGUST 31, 2001 AND JANUARY 31, 2001




PAGE-17-




                            CONTENTS


INDEPENDENT AUDITORS' REPORT                               1

FINANCIAL STATEMENTS:

Balance Sheets                                             2

Statements of Operations and Accumulated Deficit           3

Statement of Changes in Stockholders' Equity               4

Statements of Cash Flows                                   5

NOTES TO FINANCIAL STATEMENTS                             6-8




PAGE-18-





                  INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Blue Star Leasing, Inc.:

We have audited the accompanying balance sheets of Blue Star Leasing, Inc. (A Development Stage Company) as of August 31, 2001 and January 31, 2001 and the related statements of income, changes in stockholders' equity, and cash flows from inception to August 31, 2001, February 1, 2001 to August 31, 2001, and inception to January 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Star Leasing, Inc. (a development stage company) as of August 31, 2001 and January 31, 2001, and the result of its operations and its cash flows from inception to August 31, 2001, February 1, 2001 to August 31, 2001, and inception to January 31, 2001, in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in
Note 5 to these financial statements, the Company has had limited operations and has not established a long-term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regards to this issue is also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                              Chavez & Koch, CPA's, Ltd.

September 28, 2001
Henderson, Nevada


PAGE-19-F1


                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
                         BALANCE SHEETS
           AS OF AUGUST 31, 2001 AND JANUARY 31, 2001

                                                8/31/2001  01/31/2001
                                               ----------  ----------
                             ASSETS
Current Assets:
Cash                                            $202,805    $10,000

Prepaid expenses                                  62,500     87,500
Total current assets                             265,305     97,500
                                                ---------  ---------
Other Assets                                         720        720
                                                ---------  ---------
Total Assets                                    $266,025    $98,220
                                                =========  =========

              LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity:

Common stock; 20,000,000 authorized; 6,250,000    $6,250     $4,000
issued and outstanding as of August 31, 2001 and 4,000,000 as of January
31, 2001; par value of $.001

Preferred stock; 5,000,000 authorized; none            -          -
issued and outstanding as of August
31, 2001 and as of January 31,
2001; par value of $.001

Additional paid in capital                       317,265     94,515

Accumulated deficit in development stage         (57,490)      (295)
                                                ---------   --------
Total stockholders' equity                       266,025     98,220
                                                ---------   --------
Total Liabilities and Stockholders' Equity      $266,025    $98,220
                                                =========   ========



 The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these
                         Balance Sheets.


PAGE-20-F2


                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
                      STATEMENTS OF INCOME
 FOR THE PERIODS FROM INCEPTION TO AUGUST 31, 2001, FEBRUARY 1,
   2001 TO AUGUST 31, 2001, AND INCEPTION TO JANUARY 31, 2001

                                      Inception   2/1/01     Inception
                                          to        to           to
                                      8/31/2001   8/31/2001  1/31/2001
                                     -----------------------------------
Expenses:
Organization cost                         $295       $  -        $295
Bank Charges                                58         58           -
Commission Expense                      22,200     22,200           -
Professional Fees                       34,937     34,937           -
                                     -----------------------------------
Loss before income taxes               (57,490)   (57,195)      (295)


Income tax expense                           -          -           -
                                     -----------------------------------
Net loss                               (57,490)   (57,195)      (295)


Retained Earnings, Beginning of              -       (295)          -
Period

Accumulated Deficit, End Of Period   $(57,490)   $(57,490)     $(295)
                                     -----------------------------------


Weighted average number of shares   4,170,288    4,171,095   4,000,000
outstanding                         ====================================

Net loss per share                       $0.01      $0.01         $ -
                                    ====================================




 The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these
                         Statements of Income.


PAGE-21-F3


                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        FOR THE PERIOD FROM INCEPTION TO AUGUST 31, 2001

                      Common Stock  Additional   Deficit   Total
                      ------------   Paid in     Accumul   Stockho
                                     Capital     ated      lders'
                                                 Dev.      Equity
                                                 Stage
                     Shares  Value
-------------------------------------------------------------------
Issued for cash
January 31, 2001    677,000   $ 677   $ 10,338      $ -   $ 11,015

Issued for Prepaid
Expenses
January 31, 2001  3,323,000   3,323     84,177        -     87,500


Net Loss
January 31, 2001          -       -          -    (295)      (295)
                  -------------------------------------------------
Balance at January 4,000,000  4,000     94,515    (295)     98,220
31, 2001

Issued for cash
August 31, 2001    2,250,000  2,250    222,750        -    225,000


Net Loss
August 31, 2001            -      -          -  (57,195)  (57,195)
                  -------------------------------------------------

Balance at August  6,250,000 $6,250  $ 317,265 $(57,490) $266,025
31, 2001          =================================================






 The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with this Statement of Changes in Stockholders' Equity.


PAGE-22-F4


                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
                    STATEMENTS OF CASH FLOWS
 FOR THE PERIODS FROM INCEPTION TO AUGUST 31, 2001, FEBRUARY 1,
   2001 TO AUGUST 31, 2001, AND INCEPTION TO JANUARY 31, 2001

                                      Inception     2/1/01     Inception
                                         to           to           to
                                      08/31/2001   08/31/2001  01/31/2001
                                     -------------------------------------
Cash Flows from Operating Activities:
Net loss                              $(57,490)    $(57,195)      $ (295)


Adjustments to reconcile net loss to
net cash
provided by operating Activities:
Decrease in prepaid expenses            25,000       25,000            -
Increase in other assets                  (720)           -         (720)
Net Cash Used in Operating Activities  (33,210)     (32,195)      (1,015)
                                      ------------------------------------

Cash Flows from Financing Activities:
Stock issuance                           2,927        2,250          677
Additional paid-in capital received    233,088      222,750       10,338
Net Cash Provided in Financing         236,015      225,000       11,015
Activities                            ------------------------------------

Net Increase in Cash                   202,805      192,805       10,000

Cash, Beginning Of Period                    -       10,000            -
                                      ------------------------------------
Cash, End Of Period                          $            $            $
                                       202,805      202,805       10,000
                                      ====================================
Supplemental Information:

Interest paid                               $-           $-           $-
                                      ====================================
Taxes paid                                  $-           $-           $-
                                      ====================================




 The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with
                 these Statements of Cash Flows.


PAGE-23-F5


                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                         AUGUST 31, 2001

NOTE 1-ORGANIZATION AND PURPOSE

     Organization and Purpose

     Blue Star Leasing, Inc. (a corporation) has been organized for the primary purpose of providing financing services for "microticket" equipment leases. The Company will originate leases for products that typically have limited distribution channels and high selling costs. The Company also intends to provide online equipment financing and financial planning services for small to mid-sized businesses through the Company's business-to-business website. The Company was incorporated in the state of Nevada on January 31, 2001.
     The Company has had little revenue generating operations to date, and therefore, in accordance to Statement on Financial Accounting Standards No. 7, the Company is considered a development stage company.


NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     Blue Star Leasing, Inc.'s policy is to prepare its financial statements on the accrual basis of accounting. The fiscal year end is December 31.

     Cash and Cash Equivalents

     Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

     Summary of Non-Cash Transactions

     There were non-cash transactions which are discussed in Note 5.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

     Income Taxes

     Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Company has no deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Company has no


PAGE-24-F6


                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                         AUGUST 31, 2001


NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     material temporary timing differences that give rise to these tax assets and liabilities. Currently there are no federal income taxes due.

     Advertising

     Advertising costs are to be expensed when incurred.
     Advertising expenses from inception to August 31, 2001 are $0.


NOTE 3 - PREPAID EXPENSES

     The prepaid expenses of $87,500 at January 31, 2001 consists of consulting fees associated with future services to help the Company develop a business plan and establish its organization and infrastructure. A stockholder sold its rights to future services to the Company valued at $25,000 in exchange for 1,536,500 shares of stock. Another stockholder sold its rights to future services to the Company valued at $25,000 in exchange for 1,536,500 shares of stock. Another stockholder has promised to provide future services valued at $37,500 in exchange for 250,000 shares of stock. All of the shares related to the prepaid expenses have been issued to the stockholders as of January 31, 2001. These prepaid expenses have been expensed as the related work is performed. For the period February 1, 2001 through August 31, 2001, $25,000 of the consulting fees were earned and expensed.


NOTE 4 - STOCKHOLDERS' EQUITY

     January 31, 2001 - The Company issued 677,000 shares to the three company founders as follows:
          The Company issued to Chris Secreto 338,500 shares of $0.001 par value common stock in exchange for cash in the amount of $5,508. Of the total amount received, $339 is considered common stock and $5,169 is considered additional paid-in capital.

          The Company issued to Ronald Davis 338,500  shares of
          $0.001 par value common stock in exchange for cash in the amount of $5,508. Of the total amount received, $339 is considered common stock and $5,169 is considered additional paid-in capital.

     All of these shares were issued in accordance with Section
4(2) of the Securities Act of 1933.

     January 31, 2001 - The company issued 1,536,500 shares of $0.001 par value common stock to Chris Secreto in exchange for the rights to services (prepaid expenses) to be rendered in the amount of $25,000. Of the total received, $1,537 is considered common stock and $23,463 is considered additional paid-in capital.

     January 31, 2001 - The company issued 1,536,500 shares of $0.001 par value common stock to Ronald Davis in exchange for the rights to services (prepaid expenses) to be rendered in the amount of $25,000. Of the total received, $1,537 is considered common stock and $23,463 is considered additional paid-in capital.


PAGE-25-F7


                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                         AUGUST 31, 2001


NOTE 4 - STOCKHOLDERS' EQUITY (Continued)

     January 31, 2001 - The company issued 250,000 shares of $0.001 par value common stock to Stephen Brock in exchange for services (prepaid expenses) to be rendered in the amount of $37,500. Of the total received, $250 is considered common stock and $37,250 is considered additional paid-in capital.

     August 31, 2001 - The Company closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 2,250,000 shares of its $0.001 par value common stock at $0.10 per share to outside investors. Of the total number of shares, 2,250,000 shares were issued in exchange for cash in the amount of $225,000, net of offering costs in the amount of $22,250 of which $22,250 was commission. Of the total cash received, $2,250 is considered common stock and $222,750 is considered additional paid-in capital. There have been no other issuances of common stock or preferred stock. The Company sold all 2,250,000 shares of its common stock to approximately 84 unaffiliated shareholders, none of whom were/are officers.

     March 31, 2001 - The Company had 6,250,000 shares of Common issued and outstanding, held by 87 shareholders of record.

NOTE 5-GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has little current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Management expects revenue to cover future costs and expenses.


NOTE 6-WARRANTS AND OPTIONS

     As of August 31, 2001, there are no warrants or options outstanding to acquire any additional shares of common stock that are not disclosed in the equity section of the balance sheet.


PAGE-26-F8



                     BLUE STAR LEASING, INC.
                  (A Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
                         AUGUST 31, 2001


NOTE 5 - STOCKHOLDERS' EQUITY (Continued)

     March 30, 2001 - The Company closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 770,787 shares of its $0.001 par value common stock at $0.15 per share to outside investors. Of the total number of shares, 770,787 shares were issued in exchange for cash in the amount of $115,619, net of offering costs in the amount of $12,898 of which $11,492 was commission and $1,406 was for related expenses. Of the total cash received, $116 is considered common stock and $115,503 is considered additional paid-in capital. There have been no other issuances of common stock or preferred stock. The Company sold all 770,787 shares of its common stock to approximately 84 unaffiliated shareholders, none of whom were/are officers.

     March 31, 2001 - The Company had 3,587,787 shares of Common issued and outstanding, held by 89 shareholders of record.

     Stock Subscriptions

     On September 21, 2000, the Company issued 100,000 shares in exchange for a note receivable of $10,000. The amount has been determined to be payable within 12 months, therefore no interest has been imputed.

     Certain stock-for-future services transactions have occurred during the period from inception to March 31, 2001. These future services consist of consulting fees to help the Company develop a business plan and establish its organization and infrastructure. On September 21, 2000, a stockholder contributed $49,600 of rights to the future services in exchange for stock. Another stockholder has promised to provide future services valued at $22,500 in exchange for 150,000 shares of stock. All of the shares related to the prepaid expenses have been issued to the stockholders as of September 30, 2000.


NOTE 6 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has little current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a 504 State Registered Offering.


NOTE 7 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock that are not disclosed in the equity section of the balance sheet.


PAGE-27-F9


                            Part III

Item 1.   Index to Exhibits

Exhibit
Number    Name and/or Identification of Exhibit

3.        Articles of Incorporation & By-laws

            (a)  Articles of Incorporation of the Company filed
                 January 31, 2001.

            (b)  By-laws of the Company adopted January 31, 2001.

10.       Material Contracts
          Office lease agreement.


PAGE-28-


                           SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                     BlueStar Leasing, Inc.
                          (Registrant)


Date:     October 5, 2001

By:  /s/ Christopher Secreto
    -------------------------------------
     Christopher Secreto, President & CEO



Date:     October 5, 2001

By:  /s/ Ronald Davis
    --------------------------------------
     Ronald Davis, Treasurer and Secretary


PAGE-29-